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                                                                       Exhibit 4

                      AMENDMENT TO LCC INTERNATIONAL, INC.
                         1996 EMPLOYEE STOCK OPTION PLAN

     WHEREAS, LCC International, Inc. (the "Company") maintains the LCC International, Inc. 1996 Employee Stock Option Plan (the "Plan");

     WHEREAS, the Company desires to amend the Plan to provide for full vesting of options upon the occurrence of certain events; and

     WHEREAS, the Board of Directors of the Company has approved this amendment.

     NOW, THEREFORE, the Plan is hereby amended as follows:

1.        A new Section 19.6 is added to read as follows:

          SECTION 19.6. Effective as of August 1, 1999 and not withstanding any other provision in Section 19 to the contrary, upon: (i) the dissolution or liquidation of the Corporation, (ii) the sale of all or substantially all of the assets of the Corporation to another person or entity, (iii) a merger, consolidation or reorganization of the Corporation with one or more other persons or entities where the Corporation is not the surviving entity, or (iv) a merger, acquisition or other transaction in which the Corporation is the surviving corporation that results in any person or entity (other than persons who are holders of 5% or more of the stock of the Corporation at the time the transaction is approved by the shareholders and other than any Affiliate) acquiring beneficial ownership of 51% or more of the combined voting power of all classes of stock of the Corporation, excluding any change in voting control arising as a result of the conversion of Class "B" common stock of the Corporation to Class "A" common stock of the Corporation or any distribution by RF Investors, L.L.C. to any of its direct or indirect owners, investors or their respective affiliates (within the meaning of Rule 405 of Regulation C under the 1933 Act), all outstanding shares subject to Options shall be deemed to have vested, and all restrictions and conditions applicable to such shares subject to Options shall be deemed to have lapsed, immediately prior to the occurrence of such event (subject to the general limitations on exercise set forth in Section
11.3 hereof). Any termination of the Option in connection with a transaction described in (i)-(iv) of this Section, the period during which the Option may be exercised prior to such termination, and the required notice to be provided by the Corporation to the Optionee prior to such termination shall be determined according to Section 19.3 above.

2.        In all other respects the Plan is hereby ratified and confirmed.

          IN WITNESS WHEREOF, the Corporation has duly executed and delivered this Amendment, or has caused this Amendment to be duly executed and delivered in its name and on its behalf, as of July 27, 1999.

                            LCC INTERNATIONAL, INC.

                            By: /s/PETER A. DELISO

                            Its:  Vice President, General Counsel and Secretary